NOTE 6 – LITIGATION

The fund has received notice that it may be named in a class of defendants in a lawsuit that the Unsecured Creditors Committee (the Committee) of the Tribune Company has filed in Delaware bankruptcy court. The Committee is seeking to recover all payments made to beneficial owners of common stock in connection with a leveraged buyout of Tribune, including those made in connection with a 2007 tender offer in which the fund participated. The complaint alleges no misconduct by the fund and management intends to vigorously defend any lawsuit. The value of the proceeds received by the fund is $70,070,000 (0.76% of net assets) and the fund could incur legal expenses. Management is currently assessing the case and has not yet determined the effect, if any, on the fund’s net assets and results of operations.